BD 10/20

CM 10/20

04019810

NITED STATES
ID EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED OCT 05 2004

SEC FILE NUMBER
8-52885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/03 (MM/DD/YY) AND ENDING 07/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Capital U.S. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wellington Street West, Suite 2101
(No. and Street)

Toronto (City) Ontario (State) M5J-2N7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Bates 416-361-9667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP - Warden Stephen
(*Name – if individual, state last, first, middle name*)

Commerce Court West - Suite 3300
PO Box 31, Station Commerce Court, Toronto Ontario M5L 1B2
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

02-27

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Capital U.S. Inc, as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NANCY PAMELA COHEN, a Commissioner, etc., City of Toronto, for Goodman and Carr LLP, Barristers and Solicitors. Expires September 23, 2005.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of Paradigm Capital U.S. Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Paradigm Capital U.S. Inc. (the Company), for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Toronto, Canada
October 4, 2004

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Financial Statements and Schedules
(Expressed in U.S. dollars)

As of and for the Year ended July 31, 2004

(With Independent Auditors' Report Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Act of 1934.

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Paradigm Capital U.S. Inc.

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. as of July 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

October 4, 2004

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

July 31, 2004

Assets

Cash	$	10,858
Commissions receivable from broker		98,885
Receivable from customers		1,670,141
Deposit with regulators		9,801
Securities owned		199,720
	$	1,989,405

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	80,205
Due to broker (note 5)		1,430,894
Payable to customers		239,247
Taxes payable		18,884
		1,769,230
Stockholder's equity:		
Capital stock (note 3):		
Authorized:		
Unlimited common shares, no par value		
Issued and outstanding:		
100 common shares		65
Additional paid-in capital		175,000
Retained earnings		45,110
		220,175
	$	1,989,405

See accompanying notes to financial statements.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Income
(Expressed in U.S. dollars)

Year ended July 31, 2004

Revenue:	
Commissions	$ 874,585
Interest and other	2,024
	876,609
Expenses:	
Clearing charges	16,892
Service charges	419,142
Professional and consulting	240,822
Rent	46,910
Telecommunications	27,841
Other	58,987
	810,594
Income before income taxes	66,015
Income taxes (note 9)	24,948
Net income	$ 41,067

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended July 31, 2004

	Capital stock	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 65	$ 175,000	$ 4,043	$ 179,108
Addition:				
Net income	–	–	41,067	41,067
Stockholder's equity, end of year	$ 65	$ 175,000	$ 45,110	$ 220,175

See accompanying notes to financial statements.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended July 31, 2004

Cash flows from operating activities:	
Net income	$ 41,067
Decrease (increase) in operating assets:	
Commissions receivable from broker	(6,801)
Due from broker	217,431
Receivable from customers	(1,670,141)
Deposit with regulators	173
Securities owned	(49,864)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(15,981)
Due to broker	1,430,894
Payable to customers	21,816
Income taxes payable	6,984
Decrease in cash	(24,422)
Cash, beginning of year	35,280
Cash, end of year	$ 10,858
Supplemental cash flow information:	
Income taxes paid	$ 17,964

See accompanying notes to financial statements.

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company does not hold customer funds or safe keep customer securities pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). The Company clears all transactions with, and for its customers, through its parent, Paradigm Capital Inc. (the "Parent"). Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer and member of the Investment Dealers Association of Canada. The Parent is located in Toronto, Ontario, Canada.

1. Basis of presentation:

Continuing operations are dependent on continued financial support of the Parent, as well as the Company's ability to attract and retain clients. These financial statements have been prepared on the basis that the Company will receive the continued financial support of the Parent.

2. Significant accounting policies:

These financial statements are prepared in accordance with United States generally accepted accounting principles.

(a) Translation of foreign currency:

Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.

Non-monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

2. Significant accounting policies (continued):

Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average exchange rates prevailing for the year, except for amortization of assets translated at historical exchange rates, which is translated at the same exchange rates as the assets to which it relates.

(b) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(c) Securities transactions:

Securities transactions are recorded on a trade date basis. At July 31, 2004, securities owned consisted of a U.S. government T-bill with a maturity date of September 9, 2004 in the amount of $199,720.

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(Expressed in U.S. dollars)

3. Capital stock:

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

4. Related party transactions:

The Company receives securities trading, clearing and record-keeping services from the Parent in connection with the service agreement between the two entities. In accordance with this service agreement, the Parent allows the Company to occupy and use all the space, furniture, equipment and other facilities of the Parent in Toronto. The Company has paid service fees of $419,142 during the year ended July 31, 2004. Included in accounts payable at July 31, 2004 is $60,053 due to the Parent.

5. Due from/to broker:

At July 31, 2004, the Company had amounts payable to brokers relating to security fails resulting from customer transactions in the amount of $1,430,894. Such amount is reflected in due to broker and receivable from and payable to customers in the accompanying statement of financial condition.

6. Commitments and contingencies:

The Company's contractual obligations under lease agreements ended on October 31, 2003. At July 31, 2004, the Company has no contractual obligations under lease agreement in respect of rents payable on leased premises. The Company currently leases premises in accordance with a monthly payment arrangement that can be terminated by giving at least two months notice.

The Company may be subject to restrictions by its regulators due to the deficiency in net capital as at July 31, 2004 (note 7).

(Expressed in U.S. dollars)

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under Rule 15c3-1, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined which shall not exceed 15 to 1. At July 31, 2004, the Company had net capital of $112,733, which was $5,215 less than its required net capital of $117,948. A charge to capital of $97,641 resulted in the Company reporting a deficiency in net capital as at July 31, 2004. This charge arose from a customer trade in warrants which were exercisable into exchange-traded shares. The customer trade took place on July 6, 2004 and was settled on August 9, 2004 at which time the Company no longer reported a deficiency in net capital. Subsequent to July 31, 2004, the Company received a capital contribution from its Parent in the amount of $150,000 cash (note 10).

8. Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

9. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return. At July 31, 2004, the Company had deferred tax assets, which consisted of foreign tax credit carryforwards of approximately $12,300, which expire in 2009 and 2010. Management has recorded a 100% valuation allowance against the deferred tax asset. The benefit of those unutilized foreign tax credits will be recognized as income is earned.

(Expressed in U.S. dollars)

9. Income taxes (continued):

The current portion of the income tax expense (benefit) included in the statement of income, as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

U.S. federal	$ 14,201
U.S. state	10,747
	$ 24,948

A reconciliation of the differences between the expected income tax expense or income computed at the Canadian statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at Canadian federal and provincial tax rates	$ 16,292
Permanent differences	440
Additional U.S. federal and state taxes	8,216
Income tax expense	$ 24,948

10. Subsequent event:

Subsequent to July 31, 2004, the Company received a capital contribution from its Parent in the amount of $150,000 cash.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in U.S. dollars)

As of July 31, 2004

Total ownership equity from statement of financial condition	$	220,175
Less non-allowable assets		9,801
		210,374
Aged fail-to-deliver		97,641
Net capital		112,733
Capital requirement		117,948
Deficiency in net capital	$	(5,215)
Aggregate indebtedness	$	1,769,230
Ratio of aggregate indebtedness to net capital		15.69 to 1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of July 31, 2004, filed as amended by the Company on Form X-17A-5 on October 4, 2004.

Schedule 2 - Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3

As of July 31, 2004

The Company is exempt under subsection K(2)(i) of Rule 15c3-3.